Exhibit 99.3

PRESS RELEASE

Commissioning of the floating LNG regasification unit
delivered by TotalEnergies to Lubmin terminal in Germany

Paris, January 13, 2023–TotalEnergies announces the start-up of the Deutsche Ostsee LNG import terminal for liquefied natural gas (LNG). Operated by Deutsche ReGas and located in Lubmin on the German Baltic Sea coast, the site’s official inauguration will take place tomorrow, attended by German Federal Chancellor Olaf Scholz. This project, to which TotalEnergies is contributing a floating storage and regasification unit (FSRU) and supplying LNG, will make the Company one of Germany’s main LNG suppliers.

In December 2022, TotalEnergies delivered the Neptune – one of the Company's two floating storage and regasification units) – to Deutsche Regas. The vessel has an annual regasification capacity of 5 billion cubic meters of gas, enough to cover about 5% of German demand.

Following Deutsche Regas’s open season procedure, in October 2022, TotalEnergies also contracted regasification capacity of 2.6 billion cubic meters of gas per year and began to deliver LNG from its global integrated portfolio to the Lubmin terminal.

“Europe is facing a historic gas supply crisis caused by the sharp drop in flows from Russia. Since the beginning of this crisis, TotalEnergies has mobilized its LNG portfolio, which is broad and flexible, to send available LNG to Europe and to use its 18 Mt/y regasification capacity. Thanks to the start-up of the Lubmin terminal, TotalEnergies will be able to add to this effort and increase its imports to Europe to over 20 Mt/y, or about 15% of the continent’s regasification capacity. We are pleased to support this project, which will allow Germany and Europe to further secure gas supply,” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies.

TotalEnergies, the world’s third largest LNG and Europe’s leading regasification player

TotalEnergies is the world’s third largest LNG player with a market share of around 10% and a global portfolio of about 40 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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